UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)

OSI Pharmaceuticals, Inc.
(Name of Subject Company)

OSI Pharmaceuticals, Inc.
 (Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

671040103
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
41 Pinelawn Road
Melville, New York 11747
 (631) 962-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Roger S. Aaron, Esq.
Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on March 15, 2010, as amended (the “Schedule 14D-9”).

Introductory Statement

Effective April 1, 2010, the Company promoted Dr. David Epstein to Senior Vice President, Chief Scientific Officer, Oncology and promoted Dr. Angela Davies to Senior Vice President and Chief Medical Officer, Oncology.  As a result of these promotions, the group of executive officers referred to in the Schedule 14D-9 has increased from 8 to 10 individuals and all references to “executive officers” contained therein are intended to hereafter include Drs. Epstein and Davies.

The employment letter agreement, dated March 23, 2006, as revised on March 24, 2006 and amended April 1, 2010, between the Company and Dr. Epstein provides, among other things, that if Dr. Epstein is involuntarily terminated for a reason other than performance, he will be entitled to receive payment of his base salary for eighteen months and eighteen months of COBRA payments to cover medical premiums.

The employment letter agreement, dated December 20, 2007, as revised August 17, 2009 and amended April 1, 2010, between the Company and Dr. Davies provides that, among other things, if Dr. Davies is terminated without cause, or terminates her employment for good reason within twelve months following a change in control of the Company, then she will be entitled to receive a lump sum payment equal to one year of base salary plus a pro-rated target bonus for the year of termination plus any accrued but unpaid annual base salary and any accrued vacation pay, as well as one year of health benefits. As an additional relocation benefit in connection with the Company’s consolidation of its U.S. facilities in Ardsley, New York, Dr. Davies will receive payment of $100,000 on the later of December 31, 2010 or the date of closing of the purchase of a dwelling in and around Ardsley, New York, provided she is employed by the Company or a successor on such date.  In the event that Dr. Davies' employment is terminated in connection with a change of control prior to December 31, 2010, she will receive the $100,000 payment at the time of such termination, provided that she has closed on the purchase of a dwelling in New York prior to the date of such termination.

Effective April 1, 2010, the Company also entered into an amendment to its employment agreement, dated as of March 2, 2005, with Dr. Jonathan Rachman, the Company’s Senior Vice President, Research and Development, Diabetes and Obesity. The amendment to Dr. Rachman’s employment agreement provides that if Dr. Rachman is terminated without cause, or terminates his employment for good reason within twelve months following a change in control of the Company, then he will be entitled to receive a lump sum payment equal to one year of base salary plus a pro-rated target bonus for the year of termination, plus any accrued but unpaid annual base salary and any accrued vacation pay.  In addition, he will receive a lump sum payment equal to £500 per month for twelve months in lieu of health benefits, and a lump sum equal to employer pension contributions for twelve months into his personal pension plan.

The amended employment agreements for each of Drs. Rachman, Epstein and Davies also provide for the acceleration of their equity awards following a change in control upon termination without cause or resignation for good reason.

The foregoing summaries and descriptions of the employment or other agreements entered into with each of Drs. Rachman, Epstein and Davies are qualified in their entirety by reference to the agreements and the amendments and addenda thereto, copies of each of which are incorporated by reference as Exhibits (e)(30) to (e)(34) to this Amendment No. 3 and are incorporated herein by reference.

Effective April 2, 2010, the Board of Directors of the Company (the "OSI Board"), upon the recommendation of the Compensation Committee of the OSI Board, approved the OSI Change in Control Severance Plan (the “U.S. CIC Plan”) and the Prosidion Limited and OSI Pharmaceuticals (UK) Limited Change in Control Severance Plan (the “UK CIC Plan” and, together with the U.S. CIC Plan, the “CIC Plans”), each of which are intended to help retain qualified employees, maintain a stable work environment and provide economic security to eligible employees in the event of certain terminations of employment.  Certain material terms of each of the CIC Plans are summarized below and copies of each of the CIC Plans are incorporated as Exhibits (e)(28) and (e)(29) to this Amendment No. 3 and are incorporated herein by reference.

The following amendments are intended to supplement and amend the Schedule 14D-9 to reflect foregoing events.  Except as set forth in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged.

Item 3.  Past Contacts, Transactions, Negotiations, and Agreements

1.  Item 3 to the Schedule 14D-9 is hereby further amended by replacing the first sentence of the first paragraph of the subsection entitled "Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger" with the following:

As a group, the directors and executive officers of the Company held an aggregate of 326,874 Shares as of March 15, 2010.  As of March 15, 2010, Drs. Epstein and Davies beneficially owned 22,914 and 10,792 Shares, respectively, which includes 21,000 and 10,095 Shares, respectively, that may be acquired at or within 60 days of March 15, 2010, pursuant to the exercise of outstanding options or conversion of existing restricted stock units.

2.  Item 3 to the Schedule 14D-9 is hereby amended by replacing the third sentence of the first paragraph of the subsection entitled "Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger" with the following:

If the directors and executive officers were to tender all of the 326,874 Shares owned by them as of March 15, 2010 for purchase pursuant to the Offer and those Shares were purchased by Purchaser for $52.00 per Share, the directors and executive officers would receive an aggregate of approximately $17.0 million in cash, less applicable withholding taxes.

3.  Item 3 to the Schedule 14D-9 is hereby further amended by replacing the second and third sentences of the second paragraph of the subsection entitled "Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger" with the following:

As of March 15, 2010, the directors and executive officers of the Company beneficially held vested and exercisable options to purchase 1,278,208 Shares, with exercise prices ranging from $15.02 to $82.88 and an aggregate weighted average exercise price of $41.93 per Share for the options that were vested and exercisable as of that date. If the directors and executive officers were to exercise all these vested options and tender all such Shares subject thereto for purchase pursuant to the Offer, such directors and executive officers would receive an aggregate of approximately $65.4 million in cash with respect to such options (net of the exercise price necessary to purchase the Shares pursuant to the option exercise).

4.  Item 3 to the Schedule 14D-9 is hereby further amended by deleting the last paragraph immediately prior to the subsection entitled "Jonathan Rachman, M.D., Ph.D." in the subsection entitled “Potential Severance and Change of Control Benefits of Executive Officers”.

5.  Item 3 to the Schedule 14D-9 is hereby further amended by replacing the subsection “Potential Severance and Change of Control Benefits of Executive Officers --Jonathan Rachman, M.D., Ph.D.” with the following:

Jonathan Rachman, M.D., Ph.D.

The employment agreement, dated as of March 2, 2005, as amended by the letter agreement dated April 1, 2010, between Prosidion and Dr. Jonathan Rachman, the Company’s Senior Vice President, Research and Development, Diabetes and Obesity, provides, among other things, that if Dr. Rachman is terminated without cause, or terminates his employment for good reason within twelve months following a change in control of the Company, then he will be entitled to receive a lump sum payment equal to one year of base salary plus a pro-rated target bonus for the year of termination plus any accrued but unpaid annual base salary and any accrued vacation pay.  In addition, he will receive a lump sum payment equal to £500 per month for twelve months in lieu of health benefits, and a lump sum equal to employer pension contributions for twelve months into his personal pension plan.  For purposes of Dr. Rachman's agreement, “good reason” includes (i) a material adverse alteration in the nature or status of his responsibilities with Prosidion from those in effect immediately prior to the change in control of the Company, (ii) a reduction in salary or target bonus opportunity, or (iii) the relocation of his principal place of business that is at least 35 miles from his home.  A copy of letter agreement by and between OSI and Dr. Rachman dated April 1, 2010 is incorporated by reference as Exhibit (e)(30) and incorporated herein by reference.

6.  Item 3 to the Schedule 14D-9 is hereby further amended by adding the following paragraphs to the end of the subsection entitled “Potential Severance and Change of Control Benefits of Executive Officers”:

David Epstein, Ph.D.

Dr. David Epstein was promoted to Senior Vice President, Chief Scientific Officer, Oncology of the Company, effective April 1, 2010.  The employment letter agreement, dated March 23, 2006, as revised on March 24, 2006 and amended April 1, 2010, between the Company and Dr. Epstein provides, among other things, that if Dr. Epstein is involuntarily terminated for a reason other than performance, he will be entitled to receive payment of his base salary for eighteen months and eighteen months of COBRA payments to cover medical premiums.  For purposes of Dr. Epstein's agreement, “good reason” includes (i) a material adverse alteration in the nature or status of responsibilities with the Company from those in effect immediately prior to the change in control of the Company, (ii) a reduction in salary or target bonus opportunity, or (iii) the relocation of his principal place of business of more than 35 miles, but excluding his relocation to Ardsley, New York.  A copy of employment letter agreements by and between Dr. Epstein and the Company dated March 24, 2006 and April 1, 2010 are incorporated by reference as Exhibits (e)(31) and (e)(32), respectively, and are incorporated herein by reference.

Angela Davies, M.D.

Dr. Angela Davies was promoted to Senior Vice President and Chief Medical Officer, Oncology of the Company, effective April 1, 2010.  The employment agreement, dated December 20, 2007, as revised August 17, 2009 and amended April 1, 2010, between the Company and Dr. Davies provides, among other things, that if Dr. Davies is terminated without cause, or terminates her employment for good reason within twelve months following a change in control of the Company, then she will be entitled to receive a lump sum payment equal to one year of base salary plus a pro-rated target bonus for the year of termination plus any accrued but unpaid annual base salary and any accrued vacation pay, as well as one year of health benefits. As an additional relocation benefit in connection with the Company’s consolidation of its U.S. facilities in Ardsley, New York, Dr. Davies will receive payment of $100,000 on the later of December 31, 2010 or the date of closing of the purchase of a dwelling in and around Ardsley, New York, provided she is employed by OSI or a successor on such date.  In the event that Dr. Davies' employment is terminated in connection with a change of control prior to December 31, 2010, she will receive the $100,000 payment at the time of such termination, provided that she has closed on the purchase of a dwelling in New York prior to the date of such termination.  For purposes of Dr. Davies’ agreement, “good reason” includes (i) a material adverse alteration in the nature or status of responsibilities with the Company from those in effect immediately prior to the change in control of the Company, (ii) a reduction in salary or target bonus opportunity, or (iii) the relocation of her principal place of business of more than 35 miles, but excluding her relocation to Ardsley, New York.  A copy of employment letter agreements by and between Dr. Davies and the Company dated August 17, 2009 and April 1, 2010 are incorporated by reference as Exhibits (e)(33) and (e)(34), respectively, and are incorporated herein by reference.

7.  Item 3 to the Schedule 14D-9 is hereby further amended by replacing the last paragraph immediately prior to the subsection entitled "Vesting of Equity upon a Change of Control" in the subsection entitled “Potential Severance and Change of Control Benefits of Executive Officers":

The aggregate value of the cash severance payments and medical benefits which would be received by all executive officers of the Company, if the employment of each of them was terminated on March 15, 2010 in connection with the consummation of the Offer would be approximately $12.2 million.

The above summaries and descriptions of the employment or other agreements entered into with the executive officers are qualified in their entirety by reference to the agreements and the amendments and addenda thereto, copies of each of which are incorporated by reference as Exhibits (e)(6) through (e)(20) and (e)(30) to (e)(34) to this Statement and are incorporated herein by reference.  The disclosure contained in Item 5.02 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2010 is also incorporated herein by reference.

8.  Item 3 to the Schedule 14D-9 is hereby further amended by replacing the first paragraph in the subsection entitled "Vesting of Equity upon a Change of Control" with the following:

As of March 15, 2010, the executive officers of the Company as a group held an aggregate of 1,009,866 unvested stock options and 210,841 unvested restricted stock and restricted stock units. The employment agreements or other arrangements described in the Statement for each of the Company’s executive officers, other than Drs. Rachman, Epstein and Davies, provide that upon a change of control of the Company, all of their outstanding unvested equity grants vest and/or become immediately exercisable. The amended employment agreements for Drs. Rachman, Epstein and Davies provide for the acceleration of equity following a change of control upon termination without cause or resignation for good reason following a change of control; provided that, pursuant to the terms of the CIC Plans (as hereinafter defined), as participants in the CIC Plan, Drs. Rachman, Epstein and Davies would be entitled to full vesting of outstanding equity awards immediately upon a change in control of the Company in which the consideration for the Company’s Shares was all cash or in which such equity awards were not assumed or converted into acquirer stock.  See “—OSI Change in Control Severance Plan and Prosidion Limited and OSI Pharmaceuticals (UK) Limited Change in Control Severance Plan” below for additional information regarding the acceleration of equity under the CIC Plans.  In the event that all such awards were to have vested as of March 15, 2010 in connection with the Offer or the Proposed Merger, as applicable, the executive officers of the Company would receive an aggregate amount of approximately $26.1 million in respect of such awards (net, in the case of options, of the exercise price applicable to the option).

9.  Item 3 to the Schedule 14D-9 is hereby further amended by replacing the lead-in paragraph to the table located in the subsection entitled "Vesting of Equity upon a Change of Control" with the following:

The following table describes for each executive officer the potential payments due upon the acceleration of vesting of awards as of March 15, 2010 (net, in the case of options, of the exercise price applicable to the options) (see also “—OSI Change in Control Severance Plan and Prosidion Limited and OSI Pharmaceuticals (UK) Limited Change in Control Severance Plan” below for additional information regarding the acceleration of equity under the CIC Plans):

10.  Item 3 to the Schedule 14D-9 is hereby further amended by adding the following to the bottom of the table located in the subsection entitled "Vesting of Equity upon a Change of Control":

Name	Acceleration of Vesting Restricted Stock Awards (1)	Acceleration of Vesting Restricted Stock Unit Awards (1)	Acceleration of Vesting of Options (2)	Total
David Epstein, Ph.D. Senior Vice President, Chief Scientific Officer, Oncology	$130,000	$510,068	$682,045	$1,322,133
Angela Davies, M.D. Senior Vice President and Chief Medical Officer, Oncology	$-	$258,700	$316,037	$574,737

(1)	Assumes a purchase price of $52.00 per Share, and 100% acceleration of all unvested restricted stock and restricted stock unit awards.

(2)	Represents the net proceeds for 100% of unvested options, assuming options are exercised and Shares sold at $52.00 per Share.

11.  Item 3 to the Schedule 14D-9 is hereby further amended by adding the following immediately prior to the subsection entitled "Summary of Potential Change of Control Benefits”:

OSI Change in Control Severance Plan and Prosidion Limited and OSI Pharmaceuticals (UK) Limited Change in Control Severance Plan

On April 2, 2010, the OSI Board, upon the recommendation of the Compensation Committee of the OSI Board, adopted the Company's Change in Control Severance Plan (the “U.S. CIC Plan”) and the Prosidion Limited and OSI Pharmaceuticals (UK) Limited Change in Control Severance Plan (the “UK CIC Plan” and together with the U.S. CIC Plan, the “CIC Plans”), covering employees of the Company and its subsidiaries in the United States and the United Kingdom, respectively.  The purpose of the CIC Plans is to promote employee retention in light of the uncertainty created by the Offer and the Company’s ongoing process to explore the availability of a transaction that reflects the full intrinsic value of the Company.  In general, the CIC Plans provide severance payments and benefits to eligible employees below Grade 12 only upon a qualifying termination of employment within 12 months following a “change in control” of the Company.  Under the CIC Plans, a change in control of the Company generally includes an acquisition by a third party of 50% or more of the Company’s Shares, an unapproved change in the composition of a majority of the OSI Board, a merger involving the Company, a sale of all the assets of the Company, or a liquidation of the Company.  A qualifying termination under the CIC Plans would be a termination by the Company or one of its subsidiaries, as the case may be, or a successor thereof, without cause or by the employee following relocation, reduction in salary or target bonus or a material adverse change to the employee’s responsibilities.  Employees who experience a termination of employment qualifying them for benefits under the CIC Plans would be entitled to a severance payment ranging from three to nine months of salary (depending on grade level), plus one additional week of severance for each completed year of service with the Company or one of its subsidiaries (up to a maximum of 10 weeks).  Such eligible employees would also generally be entitled to a pro-rata annual bonus for the year of termination (which is provided either on a qualifying termination of employment or a termination of the bonus plan following a change in control).  Employees entitled to benefits under the CIC Plans also receive a waiver of their obligation to repay relocation and commuter bonuses in connection with Ardsley site relocation (for U.S. employees only), benefit continuation for up to nine months (or, with respect to eligible employees under the UK CIC Plan, a lump sum payment in lieu thereof), outplacement services and reimbursement of certain legal fees required to enforce their rights under the CIC Plans (collectively, the “Other CIC Plan Benefits”).  If upon a change in control, an acquirer assumes the Company’s equity plans and converts an eligible employee’s equity awards into acquirer stock, any outstanding stock option, equity or equity-based awards held by such eligible employee would become fully vested if the eligible employee is terminated without cause or resigns for good reason within one year of the change in control.  All eligible employees would also be entitled to full vesting of outstanding equity awards in the event of a change in control in which the consideration for the Company’s Shares was all cash or in which such equity awards were not assumed or converted into acquirer stock.

The Company’s executive officers are not eligible to receive severance payments or a pro rata bonus under the CIC Plans since such employees are covered by contractual severance arrangements, but would be eligible to receive the Other CIC Plan Benefits to the extent that those benefits were not provided under their existing employment agreements and arrangements.  In addition, the CIC Plans operate to extend the post-change in control severance protection period to 12 months following a change in control for certain of the Company’s executive officers who had only a six month such period under their existing agreements.  United States employees whose positions are being relocated to Ardsley, New York, but who have not committed to relocate to Ardsley, are not eligible for payments and benefits under the CIC Plans.

The above summary of the CIC Plans is qualified in their entirety by reference to the text of the CIC Plans, copies of each of which are incorporated by reference as Exhibits (e)(28) and (e)(29) to this Statement and are incorporated herein by reference.

12.  Item 3 to the Schedule 14D-9 is hereby further amended by replacing the last row of the table and related footnote disclosure located in the subsection entitled "Summary of Potential Change of Control Benefits” with the following:

Name	Cash Severance Payment		Medical Continuation	Value of Accelerated Equity Awards	Total
Jonathan Rachman, M.D., Ph.D. Senior Vice President, R&D Diabetes and Obesity, UK(g)	$382,795	(h)	$--	$680,400	$1,063,195
David Epstein, Ph.D. Senior Vice President, Chief Scientific Officer, Oncology	$514,032	(i)	$29,718	$1,322,133	$1,865,863
Angela Davies Senior Vice President and Chief Medical Officer, Oncology	$371,032	(j)	$15,744	$574,737	$961,513

(g)	Compensation amounts have been converted from British Pounds Sterling to U.S. dollars using the average exchange rate for the period ended February 28, 2010 of $1.59.

(h)	Represents one year of 2010 base salary plus a pro-rated target bonus assuming termination as of March 15, 2010, plus a lump sum payment equal to $33,143 for pension and health coverage.

(i)	Represents base salary for eighteen months.

(j)
Represents one year of base salary plus a pro-rated target bonus based on Dr. Davies compensation as of March 15, 2010.  On April 1, 2010, in connection with Dr. Davies promotion described above, her base salary was increased by $6,800.  The amount of the cash severance payment for Dr. Davies does not include a $100,000 relocation benefit that Dr. Davies will receive in connection with OSI’s consolidation of its U.S. facilities in Ardsley, New York, on the later of December 31, 2010 or the date of closing of the purchase of a dwelling in and around Ardsley, New York, provided she is employed by OSI or a successor on such date.  In the event that Dr. Davies' employment is terminated in connection with a change of control prior to December 31, 2010, the $100,000 payment will be made at the time of such termination, provided that she has closed on the purchase of a dwelling in New York prior to the date of such termination.

Item 9.  Exhibits

Item 9 to the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Document

(a)(9)	Employee Q&A regarding OSI Change in Control Severance Plan distributed on April 6, 2010.*

(a)(10)	Employee Q&A regarding Prosidion Limited and OSI Pharmaceuticals (UK) Limited Change in Control Severance Plan distributed on April 6, 2010.*

(a)(11)	Letter to Company’s employees dated April 6, 2010 regarding the Change in Control Severance Plans.*

(a)(12)	Employee slide presentation regarding the Change in Control Severance Plans.*

(e)(28)
OSI Change in Control Severance Plan, adopted by the OSI Board upon recommendation of the Compensation Committee of OSI Board on April 2, 2010, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K on April 6, 2010 (file no. 000-15190), and incorporated herein by reference.

(e)(29)
Prosidion Limited and OSI Pharmaceuticals (UK) Limited Change in Control Severance Plan, adopted by the OSI Board upon recommendation of the Compensation Committee of OSI Board on April 2, 2010, filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K on April 6, 2010 (file no. 000-15190), and incorporated herein by reference.

(e)(30)
Amendment to Employment Agreement, dated April 1, 2010, by and between OSI Pharmaceuticals, Inc. and Dr. Jonathan Rachman, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K on April 6, 2010 (file no. 000-15190), and incorporated herein by reference.

(e)(31)
Employment Letter Agreement, dated March 24, 2006, by and between OSI Pharmaceuticals, Inc. and Dr. David Epstein, filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K on April 6, 2010 (file no. 000-15190), and incorporated herein by reference.

(e)(32)
Amendment to Employment Letter Agreement, dated April 1, 2010, by and between OSI Pharmaceuticals, Inc. and Dr. David Epstein, filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K on April 6, 2010 (file no. 000-15190), and incorporated herein by reference.

(e)(33)
Employment Letter Agreement, dated August 17, 2009, by and between OSI Pharmaceuticals, Inc. and Dr. Angela Davies, filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K on April 6, 2010 (file no. 000-15190), and incorporated herein by reference.

(e)(34)
Amendment to Employment Letter Agreement, dated April 1, 2010, by and between OSI Pharmaceuticals, Inc. and Dr. Angela Davies, filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K on April 6, 2010 (file no. 000-15190), and incorporated herein by reference.

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI PHARMACEUTICALS, INC.

By:	/s/ Barbara A. Wood
Barbara A. Wood
Senior Vice President, General
Counsel and Secretary

Dated:  April 6, 2010